Exhibit 99.1

CONDENSED INTERIM FINANCIAL STATEMENTS

Restated and Prepared in Accordance with International Accounting Standard 34
Interim Financial Reporting

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	LEVEL 3, 40 JOHNSTON ST
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	THOMPSON JEWELL, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	March 31, 2008

DATE OF REPORT:	March 31, 2009

CERTIFICATE

THE GROUP’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	March 31, 2009
DIRECTOR	FULL NAME	DATE SIGNED

“T Jewell”	Thompson Jewell	March 31, 2009
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
Condensed Consolidated Interim Balance Sheet - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at March 31, 2008)

As at :	Note	March 31, 2008	December 31, 2007
		$	$
Assets		(Unaudited)	(Audited)
Current assets
Cash and cash equivalents		3,874,646	9,019,812
Restricted cash and cash equivaltent		1,000,000	3,000,000
Trade and other receivables		5,539,582	5,689,279
Inventory		565,375	488,486
Prepaid expenses and deposits		566,424	805,527
Total current assets		11,546,027	19,003,104

Non-current assets
Listed Investments		115,779	100,822
Exploration, evaluation, development and production assets	8	30,497,204	32,438,270
Property, plant and equipment		7,952,889	7,164,646
Goodwill		2,018,969	2,018,969
Total assets		52,130,868	60,725,811

Liabilities
Current liabilities
Trade and other payables		6,380,578	11,226,465
Loans and borrowings	9	14,450,000	18,650,000
Financial instruments and derivatives		9,525,573	7,753,311
Prepaid gas revenue		831,040	831,040
Asset retirement obligations		857,215	845,422
Net cash in advance		-	9,679,614
Total current liabilities		32,044,406	48,985,852

Non-current liabilities
Loans and borrowings		9,342,517	9,282,806
Deferred tax liabilities		2,372,274	2,372,274
Prepaid gas revenue		2,415,652	2,521,823
Asset retirement obligations		799,395	765,037

Total non-current liabilities		5,587,321	5,659,134
Total liabilities		46,974,244	63,927,792

Net assets/(liabilities))		5,156,624	(3,201,981)

Equity
Shareholders equity		70,544,638	55,913,721
Reserves		3,838,733	3,557,684
Retained earnings		(69,226,747)	(62,673,386)
Total Equity/(Deficiency)		5,156,624	(3,201,981)

See accompanying notes to the condensed consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Condensed Consolidated Interim Income Statement - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at March 31, 2008)

		Three Months	Three Months
		Ended	Ended
		March 31,	March 31,
	Note	2008	2007
		$	$

Revenue		2,817,267	782,499
Cost of sales		(524,106)	(384,040)
Royalties		(190,288)	(38,034)
Gross profit		2,102,873	360,425

Other income		456,243	314,014
Administration expenses		(2,075,289)	(1,063,304)
Depletion		(2,250,881)	-
Amortization		(29,512)	(27,086)
Oil and gas exploration expenditure		(294,828)	(775,950)
Results from continuing operating activities		(2,091,394)	(1,191,901)

Finance income		163,198	214,859
Finance expenses		(4,625,165)	(1,278,129)
Net finance cost		(4,461,967)	(1,063,270)

Loss before income tax from continuing operations		(6,553,361)	(2,255,171)

Income tax benefit

Loss for the period		(6,553,361)	(2,255,171)

Basic loss per share	13	($0.18)	($0.08)

Diluted loss per share	13	($0.18)	($0.08)

See accompanying notes to the condensed consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Condensed Consolidated Interim Statement of Changes in Equity - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at March 31, 2008)

			Reserves
				Share Based	Share Purchase			Total Share-
	Ordinary Shares		Preferred	Payments	Warrants	Fair Value	Retained	holders Euqity/
	Shares	Amount	Shares	Reserve	Reserve	Reserve	Earnings	(Deficiency)
		$	$	$	$	$	$	$
Balance at December 31, 2007	32,416,142	55,913,721	333,395	1,666,317	1,540,762	17,210	(62,673,386)	(3,201,981)
Issuance of ordinary shares for cash and other consideration	12,499,989	15,000,000	-	-	-	-	-	15,000,000
Less deferred offering costs		(369,083)	-	-	-	-	-	(369,083)
Share based compensation		-	-	266,091	-	-	-	266,091
Accumulated fair value reserve		-	-	-	-	14,958	-	14,958
Net loss for the period		-	-	-	-	-	(6,553,361)	(6,553,361)
Balance at March 31, 2008	44,916,131	70,544,638	333,395	1,932,408	1,540,762	32,168	(69,226,747)	5,156,624

			Reserves
				Share Based	Share Purchase			Total Share-
	Ordinary Shares		Preferred	Payments	Warrants	Fair Value	Retained	holders Euqity/
	Shares	Amount	Shares	Reserve	Reserve	Reserve	Earnings	(Deficiency)
		$	$	$	$	$	$	$
Balance at January 1, 2007	27,764,287	50,045,527	-	1,307,171	1,540,762	52,916	(40,651,055	12,295,321
Exercise of share purchase options	200,000	240,000	-	-	-	-	-	240,000
Share based compensation	-	-	-	109,182	-	-	-	109,182
Share purchase warrants reserve	-	-	-	-	(31,250)	-	-	(31,250)
Net loss for the period	-	-	-	-	-	-	(2,255,171)	(2,255,171)
Balance at March 31, 2007	27,964,287	50,285,527	-	1,416,353	1,509,512	52,916	(42,906,226)	10,358,082

See accompanying notes to the condensed consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Condensed Consolidated Interim Cash Flow Statement - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at March 31, 2008)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2008	2007
	$	$

Cash flows from operating activities
Cash provided from:
Receipts from customers	2,071,290	1,086,809
Cash applied to:
Payments to suppliers and employees	(5,838,056)	(508,994)
Net cash inflow / (outflow) from operating activities	(3,766,766)	577,815

Cash flows from investing activities
Exploration and evaluation expenditure	(1,420,004)	(3,427,615)
Purchase of resource company	(3,100,800)	-
Purchase of property and equipment	(2,394)	(138,117)
Change in joint venture working capital	393,495	(1,367,604)
Net cash (outflow) from investing activities	(4,129,703)	(4,933,336)

Cash flows from financing activities
Share issues	4,951,302	240,000
Proceeds (Repayment) of debt	(2,200,000)	70,764
Net cash inflow from financing activities	2,751,302	310,764

Net increase/(decrease) in cash during the period	(5,145,166)	(4,044,758)
Cash and cash equivalents, beginning of period	9,019,812	10,144,943
Cash and cash equivalents at end of period	3,874,646	6,100,185

See accompanying notes to the condensed consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Condensed Consolidated Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at March 31, 2008)

NOTE 1 - REPORTING ENTITY

Austral Pacific Energy Ltd. (the “Company”) is a limited liability company incorporated in British Columbia under the Business Corporations Act (British Columbia). The Company is domiciled in New Zealand.

NOTE 2 - BASIS OF PREPARATION and STATEMENT OF COMPLIANCE

On December 18, 2008, the Alberta Securities Commission, the Company’s principal regulator, approved an exemption from preparing financial statements in accordance with Canadian Generally Accepted Accounting Practice (“Canadian GAAP”) for periods ending on or after December 31, 2008 for so long as the Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Consequently, restated interim financial statements for the interim periods ending within 2008 are required to be prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”).

The restated unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company as at and for the three months ended March 31, 2008 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in associates and jointly controlled assets.

These interim financial statements have been prepared in accordance with IAS 34.

The interim financial statements do not include all of the information required for full financial statements and, because of the first time adoption of IFRS with transition date at January 1, 2007, should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2008.

A full reconciliation of the differences identified as having a significant effect between Canadian GAAP and IFRS has been provided in Note 32 of the consolidated financial statements of the Group as at and for the year ended December 31, 2008.

The Group’s interim financial statements were authorised for re-issue by the Audit Committee on March 31, 2009.

The consolidated financial statements of the Group as at and for the year ended December 31, 2008, are available for internet download from the Canadian securities regulatory administrators’ website at www.SEDAR.com, or from the Group’s website at www.austral-pacific.com, or will be promptly provided by the Company on request (to security holders without charge). Requests may be made by email, fax or phone, to the Secretary of the Company at the addresses listed on the cover page.

NOTE 3 - ABILITY TO CONTINUE AS A GOING CONCERN

As at March 31, 2008, the Group had a net loss of $6,553,361 (2007: $2,255,171) and accumulated deficit of $69,226,747 (December 31, 2007: $62,673,386). The Group also had a working capital deficit of $20,498,379 (December 31, 2007: $29,982,748). The Group’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its on-going work program requirements related to the exploration permits. In addition, the Group is in breach of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the Cheal project in accordance with established timelines. Accordingly, the loan facility and hedging arrangements have been disclosed as current liabilities. These factors raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

Management’s plans for securing sufficient sources of liquidity include the following:

  Rectifying the covenant breaches relating to its loan facility with Investec. A key to rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios;

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Condensed Consolidated Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at March 31, 2008)

  The conditional sale of the Group’s PNG Stanley (PRL 4) and PRL 5 assets for US$3.5 million, and
  A mix of further capital raising and/or sales of joint venture interests.

The Group has prepared a cash flow forecast which leads management to conclude that the Group can continue to meet its on-going obligations for a reasonable period of time. This forecast assumes the Group’s on-going production is sustained; its two well Cheal drilling programme is successful in adding to reserves and subsequent production rates; sustained oil prices at or about $90 per barrel; normal expenditure; the completion of the announced sale of its Stanley (PRL 4) and PRL 5 assets in Papua New Guinea; a mix of further capital raising and/or asset sales and the Investec loan facility being restructured with principal repayments being amortised over a similar timeframe to the original facility.

The Group and Investec have agreed to restructure the facility, with the key financial terms being a principal payment of US$4.2 million made on March 31, 2008 (reflecting the scheduled US$2.2 million due; and the further US$2 million paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity). In addition a further US$3.5 million will be paid on completion of the announced sale of PNG Stanley (PRL4) and PRL5 assets (to be applied as $2.05 million against the June 30 scheduled principal due; and the balance of US$1.45 million applied in inverse order of maturity). The interest rate margin will increase by an additional 2% on the total principal outstanding for the period January 31 to June 30 2008 inclusive. In addition, the Group has agreed to issue to Investec shares to the value of US$750,000 based on the Austral share price at March 19, 2008. There are several commercial and administrative conditions which must also be complied with.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses and balance sheet classification used that would be necessary if the group was unable to continue as a going concern. Such adjustments could be material.

NOTE 4 – STATEMENT OF ACCOUNTING POLICIES

The accounting policies of the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2008.

NOTE 5 – ESTIMATES AND JUDGEMENTS

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key source of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2008.

NOTE 6 - FINANCIAL RISK MANAGEMENT

The Group’s financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as at and for the year ended December 31, 2008.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Condensed Consolidated Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at March 31, 2008)

NOTE 7 – SEGMENT INFORMATION

The group operates in one industry: petroleum, exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows:

For three months to March 31, 2008

				Papua New
	Canada	New Zealand	Australia	Guinea	Total Group
Revenue from:
Production	-	2,817,267	-	-	2,817,267
Interest	-	54,509	-	-	54,509
Total Revenue	-	2,871,776	-	-	2,871,776

(Loss)	(770,720)	(5,621,699)	-	(160,943)	(6,553,361)

Total assets as at March 31, 2008	1,552	51,311,567	-	817,749	52,130,868

For three months to March 31, 2007
				Papua New
	Canada	New Zealand	Australia	Guinea	Total Group
Revenue from:
Production	-	782,499	-	-	782,499
Interest	-	76,689	-	-	76,689
Total Revenue	-	859,188	-	-	859,188

Profit/(Loss)	(259,554)	(2,276,315)	(1,417)	282,115	(2,255,171)

Total assets as at March 31, 2007	791	34,174,251	-	465,729	34,640,771

NOTE 8 – EXPLORATION, EVALUATION, DEVELOPMENT and PRODUCTION ASSETS

Total Exploration, Evaluation, Development & Production Assets
$
Carrying value at January 1, 2007	19,933,506
Expenditure	16,182,888
Depletion	(3,678,124)
Balance at December 31, 2007	32,438,270

Expenditure - 3 months to March 31, 2008	309,815
Depletion - 3 months to March 31, 2008	(2,250,881)
Carrying value at March 31, 2008	30,497,204

NOTE 9 – LOANS AND BORROWINGS

The Group and Investec have agreed to restructure the facility. During the period, as part of the restructure, a principal payment of US$4.2 million was made on March 31, 2008 (reflecting the scheduled US$2.2 million due; and a further US$2 million was paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity).

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Condensed Consolidated Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at March 31, 2008)

NOTE 10 - RELATED PARTY TRANSACTIONS

Directors received total remuneration of $67,100 during the three months to March 31, 2008 (March 31, 2007: $29,750).

The above-noted transactions were in the normal course of operations.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

a)	Commitments
The Group participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs. The Group’s management estimates that the commitments under various agreements are $9.6 million.

b)	Legal Proceedings

The Group is a party to legal proceeding as noted below in regard to the Douglas permit. There are no legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Group nor has a material interest adverse to the Group.

The disputes and claims in existence involving the Group are discussed below. These disputes and claims include those made by Austral against third parties and by third parties against Austral. Some of these disputes and claims may result in litigation. As at March 31, 2008, these are:

	i)	Cheal Royalty: A dispute regarding the terms of a royalty payment required to be paid by the Group in respect of the Arrowhead interest acquired in the Cheal shallow joint operations. The total amount involved is unable to be accurately quantified because it relies on estimates of future oil price and production from the Cheal shallow oil joint operations for permit 38738. The estimated amount payable relating to historical production is $153,000. The group has obtained legal advice regarding the claim which supports the Group’s position.
	ii)	Cheal Project: A number of interrelated claims and issues with TAG Oil (NZ) Limited (TAG) concerning the Cheal shallow joint operations and the development of the Cheal production facility. The Group has obtained legal advice regarding its ability to enforce the payment by TAG of its share of outstanding capital expenditure for completion of the production facility (amounting to approximately NZ$500,000 (US$388,000)). TAG has written to the Group alleging the Group is liable for compensation to TAG in the amount of approximately NZ$7.78 million (US$6.03 million). The Group refutes the requirement to pay compensation to TAG and has received legal advice supporting the Group’s position.
	iii)	Douglas Permit: The Group is in dispute with Rift Oil regarding the performance of Rift as Operator for the PNG PPL 235 licence, in relation to the setting of the minimum work commitment for the year five and six (years 2008 and 2009) work program. The Group considers the Operator failed to follow due process in regard to the program presented to the PNG Government, has failed to provide information to it as required under the joint venture agreement, failed to set a proper work program under the joint venture agreement and has failed to progress the commercial planning requirements called for in a memorandum of understanding with ALCAN. In particular, the Group disputes the requirement for drilling of a well (Puk Puk) in 2008 and maintains the well should be drilled in early 2009. The Group continues to express its concerns to Rift, is seeking clarification of circumstances and endeavoring to negotiate a resolution of its concerns with the Operator. The Group has obtained legal advice supporting its position.

The Group has received legal proceedings from Rift Oil regarding the Douglas permit. The legal proceedings, issued in the New Zealand High Court, seek payment from the Group of US$1.646m being the amount of a cash call for the drilling of the Puk Puk well. The Group has also received a notice of default in respect of a further cash call for the well in the amount of US$1.2m. The Group will defend the proceedings issued and continues to challenge Rift Oil’s entitlement to issue cash calls and progress the

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Condensed Consolidated Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at March 31, 2008)

drilling of the Puk Puk well. In light of these default notices the Group is reviewing its legal options.

The Puk Puk-1 well was spudded on May 10, 2008.

c)	Political Risks
Papua New Guinea is subject to political uncertainty and instability and the Group faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in that country.
d)	Environmental Laws and Regulations
The Group is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Group cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Group.

NOTE 12 – SHAREHOLDERS EQUITY

a) Authorised and Issued Share Capital

The authorised share capital of the Company is an unlimited number of ordinary shares without par value.

During the three months ended March 31, 2008, the Company issued 12,500,000 ordinary shares (with 12,500,000 warrants attached) for cash proceeds of $15,000,000 as a result of a private placement. Prior to December 31, 2007 $9,679,614 had been received and recorded as net cash received in advance. The warrants are convertible one-for-one into ordinary shares for twelve months from closing at an exercise price of $2.25.

		Number
		of shares	$
	Balance at December 31, 2007	32,416,142	55,913,721

	Issued during the three months to March 31, 2008	12,499,989	15,000,000

	Balance at March 31, 2008	44,916,131	70,913,721

b)	Incentive Share Options

The Company has established a share option plan for the granting of options to employees and service providers. The plan was approved by shareholders on August 22, 2007 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Group (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Condensed Consolidated Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at March 31, 2008)

The following share options were outstanding at March 31, 2008:

Number Of			Number Vested	Exercise/Weighted
Options	Type of Option	Date Fully Vested	March 31, 2008	Average Price Per	Expriy Date
			31, 2008	Share
12,500	vesting	October 15, 2004	12,500	1.25	October 15, 2008
200,000	vesting	December 1, 2008	133,334	1.90	December 1, 2010
40,000	vesting	January 1, 2007	40,000	1.80	January 1, 2011
40,000	vesting	January 1, 2008	40,000	2.00	January 1, 2011
40,000	vesting	January 1, 2009	-	2.50	January 1, 2011
10,000	vesting	February 2, 2009	6,667	1.90	February 2, 2011
400,000	vesting	November 1, 2008	133,334	1.14	May 1, 2012
50,000	vesting	December 1, 2008	16,667	1.06	June 1, 2012
150,000	vesting	December 11, 2008	50,000	1.02	June 11, 2012
100,000	vesting	July 2, 2009	-	1.30	July 2, 2012
100,000	vesting	August 6, 2009	-	1.42	August 6, 2012
60,000	vesting	March 14, 2009	20,000	1.23	September 14, 2012
545,000	vesting	March 14, 2009	181,674	1.20	September 14, 2012
160,000	vesting	September 14, 2009	-	1.20	September 14, 2012
30,000	vesting	October 8, 2009	-	1.23	October 8, 2012
50,000	vesting	April 12, 2009	-	1.42	October 12, 2012
60,000	vesting	January 1, 2010	-	1.01	January 1, 2013
2,047,500			634,176

The weighted average exercise price for all options outstanding at March 31, 2008 is $1.31 (March 31, 2007: $1.63). During the March 31, 2008 quarter, nil (2007: 200,000) options were exercised.

The weighted average exercise price for options fully vested at March 31, 2008 is $1.41 (March 31, 2007: $1.40).

The share option compensation cost recognised as an expense for the three months to March 31, 2008 was $276,228 (March 31, 2007 $71,643). The fair value of each share option grant on the date of grant is estimated using the Black-Scholes option-pricing model, amortised over the vesting period.

c)	Share Purchase Warrants
The Company had 15,150,000 share purchase warrants outstanding at March 31, 2008 (December 31, 2007: 2,500,000).

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Condensed Consolidated Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at March 31, 2008)

NOTE 13 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the three month periods ended March 31, 2008 and 2007:

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2008	2007
	$	$
Numerator: net loss for the period	(6,553,361)	(2,255,171)

a) Basic Denominator:
Weighted-average number of shares	37,223,834	27,833,176
Basic loss per share	(0.18)	(0.08)

b) Diluted Denominator:
Weighted-average number of shares	37,223,834	27,833,176
Basic loss per share	(0.18)	(0.08)

Share options and share purchase warrants outstanding were not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

NOTE 14 - SUBSEQUENT EVENTS

(a)	The conditional sale of the Group’s PNG Stanley (PRL 4) and PRL 5 assets for US$3,500,000.
(b)	The 1,056,338 shares issued to Investec as a condition of the restructuring of the facility are pending approval by the TSX-V.
(c)	The Group has entered into an agreement to purchase an additional 5.1% of the Cardiff permit to bring the total share to 50%. The payment of $320,000 (NZ$415,000) consists of a purchase price of $91,000 (NZ$118,212) and a share of outstanding cash calls. This acquisition is subject to regulatory approval.
(d)	The Group has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares for convertible debentures, with effect from January 1, 2008. The exchange is subject to a number of conditions precedent, including the approval of the TSX.

Apart from as described above, no other events occurred subsequent to March 31, 2008 which would have a material effect on these statements.